UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 12, 2012

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2

80333 Munich

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Relations

Munich, November 12, 2012

Disclosure according to art. 4 para. 4 of the Regulation (EC)

no. 2273/2003 Share buy back – Final Report

Siemens Aktiengesellschaft completes the share buy back

In the time period from November 3, 2012 until and including November 7, 2012, a number of 1,199,286 shares were bought back within the framework of the share buy back of Siemens Aktiengesellschaft. With these transactions, the buy back of own shares was completed on November 7, 2012. The buy back had been announced according to art. 4 para. 2 of the Regulation (EC) no. 2273/2003 on August 3, 2012 and began on August 3, 2012.

The total number of own shares repurchased between August 3, 2012 and November 7, 2012 amounts to 37,949,286. This corresponds to 4.31% of the share capital. The purchase price was in average EUR 76.90 per share; the total consideration that was paid for the shares amounts to EUR 2,918,341,586.27 (excluding incidental transaction charges).

The purchase of the shares of Siemens Aktiengesellschaft was carried out by a bank that was commissioned by Siemens Aktiengesellschaft; the shares were repurchased exclusively on the electronic trading platform of the Frankfurt Stock Exchange (Xetra).

Information regarding the transactions according to art. 4 para. 3 and 4 of the Regulation (EC) no. 2273/2003 is published on the website of Siemens Aktiengesellschaft (www.siemens.com/ir).

Munich, November 12, 2012

Siemens Aktiengesellschaft

The Managing Board

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: November 12, 2012		/s/ LOTHAR WILISCH
	Name:	Lothar Wilisch
	Title:	Senior Manager

/s/ DR. TANJA KOEHLER
	Name:	Dr. Tanja Koehler
	Title:	Senior Counsel - Corporate/Capital Markets